Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(dollars in 000’s)
Earnings	$(16,325)	$(59,098)	$(299,317)	$(688,767)	$405,396	$858,443	$675,748

Fixed Charges	$11,871	$16,808	$68,570	$70,529	$80,915	$67,459	$43,011

(Loss) Earnings to Fixed Charges	(1.38)	(3.52)	(4.37)	(9.77)	5.01	12.73	15.71

(Loss) Earnings:

Pretax (Loss) Earnings from Continuing Operations	(41,073)	(77,226)	(382,135)	(756,464)	333,137	808,763	636,914
Add: Fixed Charges	11,871	16,808	68,570	70,529	80,915	67,459	43,011
Less: Capitalized Interest	4,844	(14,453)	(39,852)	(57,791)	(58,141)	(51,872)	(32,879)
Add: Amortization of Previously Capitalized Interest	8,033	15,773	54,100	54,959	49,485	34,093	28,702

Total (Loss) Earnings	(16,325)	(59,098)	(299,317)	(688,767)	405,396	858,443	675,748

Fixed Charges:

Homebuilding and corporate interest expense	-	-	17,989	-	-	-	-
Mortgage lending interest expense	91	130	329	1,581	8,816	3,850	1,946
Interest component of rent expense	879	1,135	4,362	7,109	9,852	7,369	5,462
Amortization and expensing of debt expenses	1,252	1,090	6,038	4,048	4,106	4,368	2,724
Capitalized interest	9,649	14,453	39,852	57,791	58,141	51,872	32,879

Total Fixed Charges	11,871	16,808	68,570	70,529	80,915	67,459	43,011